SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________________

IZEA Worldwide, Inc.
(Name of Subject Company)
________________________

IZEA Worldwide, Inc.
(Names of Filing Persons - Offeror)
________________________

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
________________________

46604H204
(CUSIP Number of Class of Securities)
________________________

Patrick Venetucci
Chief Executive Officer
IZEA Worldwide, Inc.
1317 Edgewater Drive, #1880
Orlando, FL 32804
(407) 674-6911
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Spencer G. Feldman, Esq.
Kenneth A. Schlesinger, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
________________________

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1
☒    issuer tender offer subject to Rule 13e-4
☐    going-private transaction subject to Rule 13e-3
☐    amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

IZEA Announces Intention to Commence a Modified Dutch Auction
Tender Offer to Repurchase up to $8.7M of its Common Stock

ORLANDO, Fla. (May 13, 2025) – IZEA Worldwide, Inc. (NASDAQ: IZEA), a leading influencer marketing company that makes Creator Economy solutions for marketers, announced today that it intends to commence a modified “Dutch auction” tender offer (the “Offer”) to repurchase up to $8,700,000 of its common stock.

Under the terms of the proposed Offer, IZEA will offer to purchase shares of its common stock at a price not less than $2.30 and not more than $2.80 per share, which maximum price equals approximately 120% of our 90-day volume-weighted average purchase price of $2.29 per share through May 12, 2025. The Offer will commence on May 16, 2025 and expire at 5:00 p.m., Eastern Time, on June 16, 2025, unless extended or terminated.

Stockholders may tender some or all of their shares at a price within the specified range. Based on the number of shares tendered and the prices specified by tendering stockholders, IZEA will determine the lowest single per-share price that will allow it to purchase up to the maximum dollar amount of shares properly tendered. All shares accepted in the Offer will be purchased at the same price, regardless of the price at which they were tendered.

The Offer will be made pursuant to an Offer to Purchase and related materials, which will be filed with the Securities and Exchange Commission (“SEC”) and distributed to stockholders.

Important Information
The Offer described in this press release has not yet commenced and will not be made to any person in any jurisdiction in which either the Offer, or solicitation or sale thereof, is unlawful. This announcement is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any securities of IZEA. On commencement, the Offer will only be made pursuant to the Offer to Purchase, letter of transmittal, and related materials filed with the SEC as part of a Schedule TO. Stockholders are strongly encouraged to read the tender offer statement on Schedule TO, the Offer to Purchase, and other related documents when they become available, as they will contain important information and an explanation of the terms and conditions for participation. Once the Offer has commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC's website at www.sec.gov or from the information agent for the Offer, which will be named in the Offer materials.

About IZEA Worldwide, Inc.
IZEA Worldwide, Inc. (“IZEA”), is an influencer marketing company with a mission to make creator economy solutions for marketers. We do this by lighting up the Creator Economy with IZEAs—our strategies, campaigns, and solutions that build brands and drive demand. Since launching the industry’s first-ever influencer marketing platform in 2006, IZEA has facilitated nearly 4 million collaborations between brands and creators.

Safe Harbor Statement
All statements in this release that are not based on historical fact are “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “may,” “will,” “would,” “could,” “should,” “expect,” “anticipate,” “hope,” “estimate,” “believe,” “intend,” “optimistic,” "confident," “likely,” “projects,” “plans,” “pursue,” “strategy” or

“future,” or the negative of these words or other words or expressions of similar meaning. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including, among others, the following: competitive conditions in the content and social sponsorship segment in which IZEA operates; failure to popularize one or more of the marketplace platforms of IZEA; changing economic conditions that are less favorable than expected; and other risks and uncertainties described in IZEA’s periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this release speak only as of the date of this release, and IZEA assumes no obligation to update any such forward-looking statements to reflect actual results or changes in expectations, except as otherwise required by law.

Press Contact
Matt Gray
IZEA Worldwide, Inc.
Phone: 407-674-6911
Email: ir@izea.com